UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Extraordinary Shareholder Meetings

In connection with the extraordinary meetings of shareholders of Paranovus Entertainment Technology Limited, a Cayman Islands exempted company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Form of proxy card and notice of extraordinary meeting of Class B ordinary shares shareholders, dated December 4, 2023, to be mailed to the Class B ordinary shares shareholders of the Company
99.2	Form of proxy card and notice of extraordinary meeting of Class A ordinary shares shareholders, dated December 4, 2023, to be mailed to the Class A ordinary shares shareholders of the Company
99.3	Form of proxy card and notice of extraordinary meeting of ordinary shares shareholders, dated December 4, 2023, to be mailed to all the shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: December 5, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

2